March 5, 2004

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 4, 2004, (Outlook for business performance in the period ending March 31,2004 and year-end dividend (Disclosure of summary business results for the quarter))

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 3/17

March 4, 2004
Sumitomo Metal Industries, Ltd.

Outlook for business performance in the period ending March 31, 2004, and year-end dividend
(Disclosure of summary business results for the quarter)

The outlook for the Company's business performance for the period ending March 31, 2004 is shown below and accompanies the disclosure of a summary of the Company's quarterly business results, in accordance with the rules of the Tokyo Stock Exchange, Inc. concerning timely disclosure.

1. Consolidated figures

(units: billion yen)

	Sales	Recurring profit	Net income
Current outlook (Published March 4, 2004)	1,100 (approx.)	64 (approx.)	25 (approx.)
Previous outlook (Published November 13, 2003)	1,100 (approx.)	64 (approx.)	25 (approx.)
(Reference) Actual figures for the previous period	1,224.6	41.3	17

2. Non-consolidated figures

(units: billion yen)

	Sales	Recurring profit	Net income
Current outlook (Published March 4, 2004)	700 (approx.)	57 (approx.)	23 (approx.)
Previous outlook (Published November 13, 2003)	700 (approx.)	57 (approx.)	23 (approx.)
(Reference) Actual figures for the previous period	727.7	29.2	11.9

3. Business performance outlook
[Qualitative information relating to the business performance outlook]

Although there were signs of an improvement in the Japanese economy in the third quarter of the period ending March 31, 2004, such as increased corporate profits, growth in investment in plant and equipment, and a rise in stock prices, there were also causes for concern, including ongoing economic deflation and a strengthening yen. The future remains unclear. Raw material prices in the steel industry are rapidly increased as a result of burgeoning demand for steel in China. Under the prevailing conditions, the

Company took measures, based on its Medium-Term Business Plan, to raise the efficiency of the steel business and improve the Company's financial position.

Certain negative factors, such as the rise in the price of raw materials and the increase in the value of the yen, have affected the profitability of the Company. On the other hand, business performance has improved through better sales prices and an increase in sales volume. As a result, the Company expects that it will be able to achieve the figures for sales, recurring profit and net income included in the previous outlook.

4. Dividend

At today's meeting of the Board of Directors, the Directors decided to propose at the Annual General Shareholders' Meeting a dividend of 1.5 yen per share.

(Reference: outstanding borrowing)

It is expected that the Company will continue to reduce the level of its consolidated outstanding borrowing at a rate greater than that set forth in the Medium-Term Business Plan, from 1,415.3 billion yen at the beginning of the fiscal year to approximately 1,180 billion yen at the end of the period, exceeding the previous outlook by 10 billion yen.

(units: billion yen)

	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	Medium-Term Business Plan March 31, 2004
Consolidated	1,415.3	1,342.6 (approx.)	(1,190 approx.) 1,180 (approx.)	1,230
Non-consolidated	996.9	926.9 (approx.)	(820 approx.) 810 (approx.)	860

Note: Figures in parentheses are from the previous outlook.

* Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and

reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1. Nationwide crude steel production volume
   Forecast for the FY2004 ending March 31,2004 111 million tons (approx.)

2. Operating profits

(100 million yen)

	The first half of FY2003 results	FY 2003 results	The first half of FY2004 results	FY 2004 targets
Consolidated	270	698	460	910 (approx.)
Non-Consolidated	190	486	385	730 (approx.)

3. Average price of steel products (Non-consolidated)

Result for the first half of FY2003 63.9 thousand yen / ton
Result for the FY2003 64.8 thousand yen / ton
Result for the first half of FY2004 67.0 thousand yen / ton
Target for the FY2004 66.1 thousand yen / ton

4.Our company's crude steel production volume

(ten thousand tons)

	The first half of FY2003 results	FY 2003 results	The first half of FY2004 results	FY 2004 targets
Consolidated(*)	601	1,218	634	1,270 (approx.)
Non-Consolidated	536	1,078	557	960 (approx.)

(*) include Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & steel Corporation.

5.Export ratio (Non-Consolidated total for whole company by monetary value)

Result for the first half of FY2003 37%
Result for the FY2003 35%
Result for the first half of FY2004 36%
Target for the FY2004 35% (approx.)

6.Outatnading borrowings

(100 million yen)

	The end of March 2003 results	The end of September 2003 Results	The end of March 2004 targets
Consolidated	14,153	13,426	(12,300) 11,800 (approx.)
Non-Consolidated	9,969	9,269	(8,600) 8,100 (approx.)

*( ) Targets for Medium-Term Business Plan (Fiscal years 2003-2006)

7.Extraordinary profits and losses (consolidated)

(100 million yen)

	Forecasts for the FY2004
Provision for retirement allowances	△70 (approx.)
Loss from restructuring silicon business	△80 (approx.)
Loss from disaster in Kashima Steel Works	△20 (approx.)
Loss on disposal of the hot strip mill in Wakayama Steel Works and others	△230 (approx.)
Extraordinary losses total	△400 (approx.)
Extraordinary profits (Gain on sales of assets and others) total	100 (approx.)
Extraordinary profits and losses total	△300 (approx.)

8.Exchange rate

Result for the first half of FY2003 123 yen/$
Result for the FY2003 122 yen/$
Result for the first half of FY2004 118 yen/$
Target for the FY2004 113 yen/$ (approx.)

9.Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY2004 1.3 billion yen per year (approx.)

10.Analysis of factors affecting profits and losses (Consolidated)
Exchange rate (TTM)
FY2003: result 122 yen/$ → FY2004 forecast: 113 yen/$

FY2003 results → FY2004 targets

Reasons for improvement of profits sand losses (100 million yen)		Reasons for deterioration of profits and losses (100 million yen)	
Cost improvement	140	Exchange rate fluctuation	△120
Change in sales environment and others	458	Raw material price (Alloy, Nonferrous metal, freight and others)	△150
Total	598	Loss from disaster in Kashima Steel Works	△ 50
		Equity in earnings and losses of unconsolidated subsidiaries and associated companies, decrease due to exceptions to consolidation and others	△ 51
		Total	△371

Recurring profits
FY2003: results: 41.3 billion yen → FY2004 targets: 64.0 billion yen
22.7 billion yen improvement

11.Segment Information

(FY2004)

(100 million yen)

	The first half of FY2004 results		FY2004 targets	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	4,794	467	9,400 (approx.)	900 (approx.)
Engineering	256	△18	700 (approx.)	△ 30 (approx.)
Electronics	219	△0	500 (approx.)	0 (approx.)
Other	231	11	400 (approx.)	40 (approx.)

(FY2003)

(100 million yen)

	The first half of FY2003 results		FY2003 results	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	4,658	273	9,603	667
Engineering	311	△ 8	786	△ 5
Electronics and Information Service	404	△ 2	762	△ 8
Other	556	8	1,094	45

12.Kashima Steel Works：Disaster caused by a gust of wind（Consolidated）

	Forecasts for the second half FY2004	
Recurring profits and losses	△50	Cost increase due to countermeasures to recover the delay of unloading raw materials and others
Extraordinary profits and losses	△20	Expenses to remove facilities, Loss on disposal
Total	△70	